ChalkBites, Inc.

ANNUAL REPORT

5200 30th Street SW
Davenport, IA 52802-3039
www.chalkbites.com

This Annual Report is dated December 31, 2019.

BUSINESS

ChalkBites is a corporate training software company with a focus on virtual reality and augmented reality. ChalkBites also has a training and gaming center which is used for training, product testing and gaming in the evenings and on weekends.

ChalkBites has created virtual reality training software for Fortune 500 companies. Moving forward, ChalkBites will focus on the creation of training modules that can be created once and sold many times. Law enforcement and electricians are two examples.

ChalkBites was founded in 2014 as an LLC, based in Iowa, focused on training delivered through mobile and PC devices. In 2017, ChalkBites became a C corporation, based in Delaware. The founders and management structure remained the same. The reason for transition to a Delaware C corp was to prepare for a national footprint and to create a corporate structure that would be more attractive to institutional investors.

Previous Offerings

Between January 01, 2019 and December 31, 2019, we sold 392,775 [shares of common stock] in exchange for $0.45 per share under Regulation Crowdfunding.

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $385,000.00
  Number of securities sold: 8,888,500
  Use of Proceeds: Build mobile site, staff cost, general admin, initial development for AR project.

Date: July 13, 2019
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Revenue for fiscal year 2019 was $231,595.00, compared to fiscal year 2018 revenue of $117,003.00.

Revenue

Revenue for fiscal year 2018 was $117,003, quadrupled compared to fiscal year 2017 revenue of $28,755. Due to our expansion into corporate virtual reality marketing and training, we saw a significant lift in revenue. In addition, the opening of Paradigm, our training and gaming facility, led to more new revenue. We believe a rapid advancement into scalable virtual reality and augmented reality training solutions gives us the best opportunity to significantly increase revenue over the next three years.

In August of 2018, our virtual reality training and gaming center, Paradigm, opened to the public. The vision for this facility includes VR and AR corporate training during the day combined with VR entertainment and E sports on nights and weekends. While the revenue was realized in 2018, but profitability for Paradigm is not expected until Q1 or Q2 of 2020.

It's important to note that the change in general and administrative expenses in 2018 result largely from the addition of staff and managing Paradigm. 2017 required general and administrative expenses for the software sales part of the company, which was generally minimal.

Net Income

While total revenue increased roughly 400 percent, our loss of $37, 382 at the end of 2017 increased to $88,558 at the end of 2018. This 250% increase in losses is due to expenses associated with the opening of Paradigm.

Year ended December 31, 2017 compared to year ended December 31, 2016.

Revenue

Revenue for fiscal year 2017 was $28,755. Our primary product in 2017 was a mobile software product used for corporate training. The revenue model was a monthly subscription that corporations paid to use the training platform. Because the corporate training market was already mature, progress to switch companies from a pc based environment to a mobile platform was slow. At the end of 2017, we developed a plan to begin building corporate training in virtual reality for corporations. The income from this pivot was realized in 2018.

Net Income

2017 was a year where our development costs were low as the software product was completed in 2016 and our labor costs included one salesperson where we tested the market for our mobile software. Even though total sales were light, we kept our losses to a minimum.

Other notes:

2014 - 2016: Our mobile training app was developed and sold to corporations. Getting off the ground our development costs were significant in the beginning and then we began gaining clients.

2017 - 2018: We added virtual reality corporate development and training to the lineup of products and landed CBRE, Minute Suites and John Deere to our lineup of customers. This increased revenue as well as development costs.

2018 - 2019: We added our virtual reality training and gaming center as well as esports tournaments. This increased our staffing costs, lead to our first debt (used to build out the facility), cost of goods sold for the first time as well as increased costs.

As we begin to develop AR/VR training products for the future, we expect that we will have significant development costs which will be recouped as we get the product in the distribution funnels.

We launched the company originally as a mobile training app. This product had limited uptake, so we added to mobile a new greenfield, the area of virtual and augmented reality training. We built out a training and gaming facility and began working to produce a roadmap to create our own intellectual property for VR and AR training modules.

Historical results and cash flows:

Results thus far reflect our venture into mobile and the investment in 2018 into our training facility. The purpose of this raise is to build out VR and AR training - an untapped field that is rapidly growing. Many companies that move quickly will succeed. With the success our founder - Steve Grubbs - has had with a different virtual reality company, we are confident he brings to this company the experience and know-how to quickly scale VR and AR in the training space as well.

What we know - from Goldman Sachs - is that the VR/AR training market should be $35 billion by 2025. This gives great potential for growth for those who move early and create quality products.

In his experience with his other company, VictoryXR, Steve Grubbs and his team created the top educational product in the world as recognized by HTC Vive. We believe he can recreate that success in this company.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $9,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Ongoing revenue from operations.

Liquidity from founders when necessary.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from the campaign allow for the VR and AR training tools to scale quickly with deployment, hiring of key personnel and marketing.
With - or without - the funds, ChalkBites will continue toward it's path of creating new training tools in emerging technologies. However, it will be difficult to scale quickly and grab market share without significant investment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this raise are not necessary to the viability of the company. The total operating costs are currently low enough to be managed without additional funds. However, the aggressive roadmap cannot be funded without these funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we will focus on the development of products and insert them into the distribution funnels. This will result in 2 - 3 new AR/VR products and allow us to run the company for 12 months.

If we raise the maximum, we will likely hire a national sales director and a company president who can guide the distribution of software along with Steve Grubbs.

We expect that raising the maximum will - at a minimum - allow us to run the company for 18 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the maximum amount is raised, we should be able to operate the company for 2 years. We expect to have revenue to carry the company following this raise - if the maximum amount is raised.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises etc…)

First, revenue. We should have a product in the market in time for the enterprise platform of the Oculus Quest to be launched. This will lead to short term and long term revenue.

In addition, we are working with a national distributor who is looking for a product to sell to their law enforcement customers. We think this will move into the sales cycle within the next 12 months and prove to be a source of revenue for us.

Debt

- **Creditor:** US Bank
  Amount Owed: $291,862.17
  Interest Rate: 4.84%
  Maturity Date: June 13, 2025

- **Creditor:** City of Davenport
  Amount Owed: $56,755.00
  Interest Rate: 2.0%
  Maturity Date: December 10, 2023

- **Creditor:** Steve Grubbs
  Amount Owed: $32,858.00
  Interest Rate: 2.5%
  Maturity Date: October 20, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jim Thomsen

Jim Thomsen's current primary role is with Business Owner. Jim Thomsen currently services 10 hours per week in their role with the Issuer. Salary is $0. Equity compensation is $0.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Oversight of strategy. Compensation: $0. Equity compensation: $0.

- **Position:** Director
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Fulfill responsibilities on the board of directors.

- **Position:** Co-founder
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Provide vision and input.

Name: Steve Grubbs

Steve Grubbs's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Provide vision, leadership, management and financial viability of the company. Compensation: $0. Equity compensation: $0.

- **Position:** Founder
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Create the direction and vision for the company.

- **Position:** Director
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Fulfill responsibilities for the board and review documents.

Other business experience in the past three years:

- **Employer:** VictoryXR
  Title: CEO
  Dates of Service: January 01, 2016 - Present

Responsibilities: Vision and leadership.

Other business experience in the past three years:

- **Employer:** Victory Enterprises
  Title: Chairman Emeritus
  Dates of Service: June 01, 2016 - Present
  Responsibilities: Vision and leadership.

Other business experience in the past three years:

- **Employer:** VictoryStore
  Title: Owner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Consulting with management team when needed.

Name: Kelli Grubbs

Kelli Grubbs's current primary role is with VictoryStore. Kelli Grubbs currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 15, 2014 - Present
  Responsibilities: Leadership - Human Resources. Compensation: $0. Equity compensation: $0.

Other business experience in the past three years:

- **Employer:** VictoryStore
  Title: President
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Leadership, Accounting, Human Resources, Legal and Operations.

Other business experience in the past three years:

- **Employer:** Victory Enterprises, Inc.
  Title: CFO
  Dates of Service: June 01, 1999 - Present
  Responsibilities: Manage finances for the corporation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Steve Grubbs	3,185,000 shares		35.8%
	Kelli Grubbs	3,185,000 shares		35.8%
	Jim Thomsen	1,445,000 shares		16%

RELATED PARTY TRANSACTIONS

- **Name of Entity:** Briana Lopez
  Relationship to Company: Family Member
  Nature / amount of interest in the transaction: Bookkeeper
  Material Terms: Briana is compensated each month to handle payroll, bookkeeping, insurance issues and other financial matters. She is paid by the hour.

- **Name of Entity:** Justin Grubbs
  Relationship to Company: Family Member

Nature / amount of interest in the transaction: Justin manages the technology in the facility.
Material Terms: He is compensated $3,000 per month to handle all technology issues and assist with the management of staff. This is a full time position.

- **Name of Entity:** Steve Grubbs
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Operating loan to company in the amount of $52,858.
Material Terms: 2.5% interest. Payment deferred until company has positive cashflow.

OUR SECURITIES

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2019, 8,888,500 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights
One vote per share.

Material Rights
There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on [Date].

ChalkBites, Inc.

By   /s/ _Steve Grubbs_

       Name: <u>Steve Grubbs</u>

       Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

    I, <u>Steve Grubbs</u>, Principal Executive Officer of ChalkBites, Inc., hereby certify that the financial statements of ChalkBites, Inc. included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

CHALKBITES, INC

Davenport, Iowa

FINANCIAL STATEMENTS

December 31, 2019 and 2018

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS (Unaudited)

SUPPLEMENTAL INFORMATION (Unaudited)   15

Independent Accountant's Review Report

Board of Directors
ChalkBites, Inc

We have reviewed the accompanying balance sheets of ChalkBites, Inc as of December 31, 2019 and 2018, and the related statements of operations, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, with the objective to express an opinion regarding the financial statements as a whole. Accordingly, we do not express such opinion.

Management's Responsible for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, except for the issue noted in the Known Departure from U.S. Generally Accepted Accounting Principles paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with U.S. generally accepted accounting principles.

Padgett Business Services
Moline, IL
May 29, 2020

CHALKBITES, INC
BALANCE SHEET
December 31, 2019 and 2018

(Unaudited)

ASSETS

	2019	2018
CURRENT ASSETS		
Cash on hand and in bank	$38,129	$3,803
Accounts receivable – trade	1,675	-
Interest receivable	-	-
Total current assets	39,804	3,803
PROPERTY, PLANT AND EQUIPMENT		
Total cost	442,223	344,666
Less accumulated depreciation and amortization	(42,798)	(7,747)
Net property, plant and equipment	399,425	336,919
OTHER ASSETS		
Construction in Progress	-	45,663
Loan to member	-	-
TOTAL ASSETS	$439,229	$386,385

CHALKBITES, INC
BALANCE SHEET
December 31, 2019 and 2018

(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable – trade	-	$45,663
Accrued payroll and sales taxes	2,771	4,150
Prepaid sponsorships	-	6,667
Credit Card payable	3,594	7,772
Notes and contracts payable	60,879	52,573
Total current liabilities	67,244	116,825
LONG-TERM DEBT		
Notes and contracts payable - less current portion	295,782	309,579
Due to Shareholder	139,091	32,858
Total long-term debt	434,873	342,437
Total liabilities	502,117	459,262
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value, 100,000,000 shares authorized, 8,552,500 shares issued and outstanding	385,000	200,000
Retained earnings	(447,888)	(272,877)
Total stockholders' equity	(62,888)	(72,877)
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$439,229	$386,385

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2019 and 2018

(Unaudited)

	2019	2018
INCOME FROM SERVICES AND GOODS	$233,271	$117,003
COSTS OF GOODS SOLD	53,252	3,753
Gross Profit	180,018	113,250
GENERAL AND ADMINISTRATIVE EXPENSES	343,408	203,906
Income from operations	(163,966)	(90,656)
OTHER INCOME (EXPENSE)		
Donations	3,660	10,000
Gain on sale of equipment	-	-
Interest income	-	-
Interest expense	(15,281)	(7,902)
Miscellaneous Income	-	-
Total other income (expense)	(11,621)	2,098
Income/(Loss) before income taxes	(175,011)	(88,558)
PROVISION FOR INCOME TAXES	-	-
NET INCOME/(LOSS)	$(175,011)	$(88,558)

These financial statements should be read only in connection with the accompanying accountant's
report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF RETAINED EARNINGS
Years Ended December 31, 2019 and 2018

(Unaudited)

	2019	2018
RETAINED EARNINGS, BEGINNING OF YEAR	$(272,877)	$(184,319)
ADDITIONS		
Net Income/(Loss)	(175,011)	(88,558)
RETAINED EARNINGS, END OF YEAR	(447,888)	(272,877)

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF STOCKHOLDER'S EQUITY
Year Ended December 31, 2019

(Unaudited)

	COMMON STOCK, $0.001 PAR	RETAINED EARNINGS	TOTAL STOCKHOLERS' EQUITY
BALANCE ON JANUARY 1	$200,000	$(272,877)	$(72,877)
NET LOSS	185,000	(175,011)	9,989
BALANCE ON DECEMBER 31	$385,000	$(453,988)	$(62,888)

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2019 and 2018

(Unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income/(loss)	$(175,011)	$(88,558)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	35,051	7,747
Gain on sale of property, plant and equipment	-	-
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets		
Accounts receivable – trade	(1,675)	-
Notes receivable – officer	-	77,000
Increase (decrease) in operating liabilities		
Accounts payable – trade	-	-
Prepaid sponsorships	(6,667)	6,667
Credit card payable	(4,178)	7,772
Accrued payroll and sales taxes	(1,379)	4,150
Net cash provided by operating activities	(153,859)	14,778
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property, plant and equipment	(97,557)	(344,666)
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase/(Decrease) in Loans Payable	(5,490)	362,151
Sale of Common Stock	185,000	-
Increase/(Decrease) in Due to Shareholders	106,233	(28,492)
NET INCREASE IN CASH AND CASH EQUIVALENTS	34,327	3,771
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	3,802	31
CASH AND CASH EQUIVALENTS, END OF YEAR	$38,129	$3,802

These financial statements should be read only in connection with the accompanying accountant's report, summary of significant accounting policies, and notes to financial statements.

CHALKBITES, INC
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2019 and 2018

(Unaudited)

ChalkBites, LC was organized on October 15, 2014 in the State of Iowa for the purpose of being a corporate software company with a focus on virtual reality and augmented reality. ChalkBites also has a training and gaming center which is used for training, product testing and gaming in the evening and weekends. ChalkBites has created virtual reality training software for Fortune 500 companies. Moving forward, ChalkBites will focus on creation of training modules that can be created once and sold many times. Law enforcement and electricians are two examples.

On May 16, 2018, the organization was converted to ChalkBites, Inc., which subsequently merged into a new Delaware Corporation, ChalkBites, Inc., on March 12, 2019. Significant accounting policies followed by the corporation are presented below.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable have been adjusted for all known uncollectible accounts. Based upon the Company's history of bad debts and a review of existing accounts receivable, management considers all accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

INCOME RECOGNITION

The Company follows the generally accepted practices of reporting income from sales and services on the accrual basis. Other assets and liabilities, and income and expenses, are recognized on the accrual basis of accounting.

MERCHANDISE INVENTORY

Merchandise inventory is stated at the lower of cost (first-in, first-out) or market.

This information should be read only in connection with the accompanying accountant's report.

8

(Unaudited)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost.

The cost of these assets is being depreciated or amortized over estimated useful lives using the straight-line and accelerated methods. Rates of depreciation and amortization vary from three to thirty-nine years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to income as incurred. Renewals and betterments of a major nature are capitalized.

GOODWILL

Goodwill is stated at cost.

DEFERRED INCOME TAX

Deferred tax provisions/benefits are calculated for certain transactions and events because of differing treatments under generally accepted accounting principles and the currently enacted tax laws of the Federal government. The results of these differences on a cumulative basis, known as temporary differences, result in the recognition and measurement of deferred tax assets and liabilities in the accompanying balance sheet.

This information should be read only in connection with the accompanying accountant's report.

CHALKBITES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

(Unaudited)

NOTE 1 - PROPERTY, PLANT AND EQUIPMENT

The following is a schedule, by major classes, of the cost and accumulated depreciation and amortization of property, plant and equipment as of December 31, 2019 and 2018.

	- - - - - - - - - - - - - - Assets at Cost - - - - - - - - - - - - - -			
	Balance December 31, 2018	**Acquisi- Tions**	**Deletions**	**Balance December 31, 2019**
Equipment	88,022	7,418	-	95,440
Furniture and Fixtures	4,551		-	4,551
Lease improvements	212,540	66,776	-	279,316
Software	39,553	23,363	-	62,916
Total	$344,666	$97,557	$-	$442,223

	- - - Accumulated Depreciation and Amortization - - -				**Depreciated or Amor- tized Cost**
	Balance December 31, 2018	**Provision**	**Deletions**	**Balance December 31, 2019**	**December 31, 2019**
Equipment	$3,802	$9,285	-	$13,087	82,353
Furniture & Fixtures	189	455	-	644	3,907
Leasehold Improve.	2,657	6,286	-	8,943	270,373
Software	1,099	19,025	-	20,124	42,792
Total	$7,747	$35,051	$-	$42,798	$399,425

Depreciation and amortization expenses for the year ended December 31, **2017** was $0.

This information should be read only in connection with the accompanying accountant's report.

10

(Unaudited)

NOTE 2 - PLEDGED ASSETS, NOTES AND CONTRACTS PAYABLE AND LONG-TERM DEBT

Payable to/ Security	Interest Rate	Maturity Terms	2019	2018
US Bank – Loan 42	4.84%	06/13/2025	$-	$141,020
US Bank – Loan 67	4.84%	06/13/2025	-	164,377
US Bank – Loan 83	4.31%	07/13/2025	307,227	
City of Davenport	2.00%	12/10/2023	49,434	56,755
Total Debt			$356,661	$362,152
Less portion due in one year			60,879	52,573
Long-term debt			$295,782	$309,579

This information should be read only in connection with the accompanying accountant's report.

(Unaudited)

NOTE 2 - PLEDGED ASSETS, NOTES AND CONTRACTS PAYABLE AND LONG-TERM DEBT (CONTINUED)

Maturities of total debt are as follows:

Years ending December 31,

2018	-
2019	-
Total	-

NOTE 3 - LEASE COMMITMENTS

The Company currently leases the building it occupies under a seven (7) year operating lease from 321 Partners, LLC as of May 1, 2018. The lease agreement requires the Company to pay monthly rentals of $6,700 plus the payment of insurance, maintenance and other costs incidental to the operation the building.

The following shows the composition of total rental expense for all operating leases as of December 31, 2019 and 2018.

	2019	2018
Minimum rental payments	$80,400	$53,600
Contingent rentals	-	-
Less sublease rents received	-	-
Net rental expense	$80,400	$53,600

This information should be read only in connection with the accompanying accountant's report.

December 31, 2019 and 2018

(Unaudited)

NOTE 4 - INCOME TAX MATTERS

Income taxes have been computed based on income and expenses as reported on the statement of operations, except for officer's life insurance and contributions, for federal and Iowa state income tax purposes. Tax credits were accounted for on the flow-through method, which reduced federal income tax liability to the extent allowed in the year in which the credit arose.

A schedule of income tax expense, plus applicable credits for the years ended December 31, 2019 and 2018, is as follows:

	2019	2018
Federal tax	$-	$-
State tax	-	-
Deferred taxes	-	-
Total	$-	$-

Deferred income taxes are provided on items recognized in different periods for financial reporting purposes than for income tax purposes. Deferred income taxes result from the use of accelerated methods of depreciation for tax purposes.

NOTE 5 - CASH FLOW DISCLOSURES

The company had no noncash investing transactions during the year ended December 31, 2019:

This information should be read only in connection with the accompanying accountant's report.

(Unaudited)

NOTE 6 - SHAREHOLDER LOANS

The Company had entered into the following loan from Steve Grubbs, a stockholder, during the year ended December 31, 2019.

Loan amount	$139,091
Interest rate	2.5%
Maturity	December 31, 2020
Final payment date	December 31, 2020

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company has entered into transactions with Steve Grubbs, a stockholder, during the years ended December 31, 2019. These transactions are limited to a loan from shareholder. Further information regarding these transactions can be found in Note 6, Shareholder Loans.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that have occurred after December 31, 2019 through May 29, 2020. There have been no other events or transactions that would have a material effect on the balance sheet.

This information should be read only in connection with the accompanying accountant's report.

SUPPLEMENTAL INFORMATION

CHALKBITES, INC
SCHEDULE OF PROPERTY, PLANT AND EQUIPMENT
Year Ended December 31, 2019

(Unaudited)

	Cost	Accumulated Depreciation and Amortization	Depreciated Or Amortized Cost	Current Depreciation and Amortization
Equipment	$95,440	$13,087	$ 82,353	$ 9,285
Furniture and Fixtures	4,551	644	3,907	455
Lease improvements	279,316	8,943	270,373	6,286
Software	62,916	20,124	42,792	19,025
Total	$ 486,931	$ 42,798	$399,425	$ 35,051

ANALYSIS OF CHANGES IN PROPERTY, PLANT AND EQUIPMENT

Additions		
Equipment	$7,418	
Furniture and fixtures	-	
Lease improvements	66,776	
Software	23,363	
Total Additions		97,557
Deductions		
Current year’s disposition (net of depreciation)	-	-
Current year's depreciation and amortization charged to expense	35,051	
Total deductions		35,051
NET INCREASE IN PROPERTY, PLANT AND EQUIPMENT		62,506
DEPRECIATED OR AMORTIZED COST, BEGINNING BALANCE		336,919
DEPRECIATED OR AMORTIZED COST, ENDING BALANCE		$399,425

This information should be read only in connection with the accompanying accountant's report.

CHALKBITES, INC
SCHEDULE OF COSTS OF GENERAL AND ADMINISTRATIVE EXPENSES
Years Ended December 31, 2019 and 2018

(Unaudited)

	__2019__	__2018__
Advertising	$35,301	$11,006
Salaries – officers	-	-
Payroll – office	99,857	72,113
Payroll taxes	9,176	6,438
Employee benefits	2,566	2,155
Bank and credit card processing fees	3,717	1,759
Commissions	1,317	974
Insurance	6,300	4,508
Internet Charges	10,450	6,818
Office supplies	1,958	1,755
Professional fees	17,074	2,619
Rent	80,400	53,600
Repairs and maintenance	552	3,270
Software and program development	12,450	9,601
Supplies	4,634	3,296
Telephone	655	215
Temporary services	11,545	12,188
Travel and entertainment	1,975	2,162
Utilities	7,504	998
Website	622	455
Miscellaneous expense	304	229
Depreciation and amortization expense	35,051	7,747
TOTAL COSTS OF GENERAL AND ADMINISTRATIVE EXPENSES	$343,408	$203,906

This information should be read only in connection with the accompanying accountant's report.